December 5, 2005

Mr. Jim B. Rosenberg
United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:    Stellar Pharmaceuticals Inc.
     Form 10-KSB for fiscal year ended December 31, 2004
     File No. 000-31198

In response to your letter which was sent to me by fax on November 23, 2005, you will find below the detailed information as requested in your letter.

Issue 1. - Research and Development, page 24

In 2004 Stellar moved its manufacturing process to Dalton Pharma Services located in Toronto, Ontario Canada. This new manufacturing facility required developing new process techniques and equipment which would facilitate the production of larger batch sizes. This entailed validation of new processes to ensure consistency in the end product. In addition, the Company also developed new product formulations which required further investment in processes for these new formulations.

Issue 2. - Controls and Procedures, page 28, Item 8a.

The Company's Chief Executive Officer and Chief Financial Officer evaluations concluded that the Company's disclosure controls and procedures are effective.

Issue 3. - The policy as recorded on page 6 as Notes to the Financial Statement relates to the foreign currency transactions and therefore should read as below:

Summary of Significant Accounting Policies - Foreign Currency Transactions

Monetary assets and liabilities are translated in the functional currency (Canadian dollars) of the company at the year-end exchange rate, while foreign currency revenues and expenses are translated at the exchange rate in effect on the date of the transaction. The resultant gains or losses are included in income. Non-monetary items are translated at historical rates.

The Company hereby acknowledges that;

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Chief Financial Officer
Stellar Pharmaceuticals Inc.